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Galactic Adventures

Cinematic immersive escape-room experience starring Sci-fi iconic celebrities.



GALACTIC-ADVENTURES.COM OVIEDO FLORIDA





GALACTIC
ADVENTURES
THE SCI-FI ESCAPE ROOM EXPERIENCE
WHERE YOU ARE AT THE HELM

Our team members have produced over a dozen films and television shows, a six-issue comic series, and a board game that raised over $100k with crowdfunding. With a fanbase over 50k strong, we love to create narratives and interacting with the public. Escape rooms are the perfect way to meld these things together.

Ray Tesi President @ Galactic Adventures

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Why you may want to support us...

1. Fan Base - Sci-fi fans revel in any new fantasy they can experience. We currently have a database of over 55,000 fans and previous donors.
2. Growth - Our first site will be in Orlando, FL. Other rooms will follow in high-traffic cities utilizing licensed films & shows.
3. Spaceship Sets -We currently have a fully functioning and recognizable sci-fi set that fans currently travel from across the country to see.
4. Sci-fi actors. We currently have relationships with several iconic sci-fi stars from notable shows movies to feature in video clues.
5. Celebrity Stockholders - Two actors from Star Trek: The Original Series presently hold stock. Namely: Walter Koenig & Nichelle Nichols.
6. Escape Room Business - The escape room business is one of the fasted growing industries in the U.S. Up 10,000% over the past three years.
7. Longevity - Escape rooms can constantly change their appeal by altering their scenarios and adding locations with different genres.
8. Branded Content - We will be moving into licensing popular films and shows. We have met with several licensees, who are open to discussions.

Our Team

AND OUR MAJOR ACCOMPLISHMENTS



Ray Tesi
President
Owner of Georgia-based Neutral Zone Studios turned his sound stage into Star Trek's Starship Enterprise.





Jim Gerardi
Vice President
Executive of government IT contracting firm, and working with a maker space to drive innovative technology and STEAM education. Apple, Nova Labs and other Fortune 100 companies as well as multiple start-ups,



Sky Conway
Vice Preseident
Executive Producer - Star Trek Renegades. Executive Producer - Inalienable.



Frank Zanca
Creative Designer
An award-winning screenwriter, novelist and board game designer. Frank produced and line produced several films and shows, including Star Trek Renegades and Six Gun Savior. He's written 6 novels and comic books such as the Destiny Aurora series





Mark Mummie
Creative Designer
Owner of Gratuitous Sets. One of the largest escape room designers in the U.S.





Nichelle Nichols
Celebrity
Played Lt. Uhura in Star Trek the Original Series as well as 6 Star Trek Films. She helped recruit for NASA and was at the forefront of the civil rights movement, including being the subject of a the first interracial kiss on network television.





Walter Koenig
Celebrity
Played Pavel Chekov in Star Trek the Original Series as well as 6 Star Trek Films. He's since written and directed, including an episode of Star Trek the animated series.



Downloads

📄 Galactic Adventures Deck-Binder.pdf

The Sci-fi immersive experience that plans to take over the world.

Join the Adventure.

Our goal is to be the premiere company in the industry by creating immersive genre-driven experiences. We'll provide our customers with exciting escape room style missions into which they will be able to live out their own stories and fantasies. They will interact with detailed sets and puzzles that will transport them to another place and time and encourage them to use team-building and wit to complete scenarios that might seem impossible. Long-term, we will expand into locations nationwide and internationally with branded and licensed scenarios from film and television properties.





The Escape Room Business— Exploding!

From its inception six years ago, the escape room business has exploded. Escape Rooms have grown in the US 10,000% in a mere four years from 22 locations nationwide to over 2,300 locations in 2018. Market Watch quotes that escape room annual income has grown to over one million dollars annually per location. Storefronts with multiple scenarios see as many as 50,000 patrons per year. This is due to two things: An increase in both walk up and online bookings. 24% and 5% respectively over last year - And an upswing of corporate team-building exercises.



Illustrating how escape rooms have become ingrained in pop-culture, Red Bull has begun running an Escape Room World Championship Competition. This industry has literally exploded into nearly a billion-dollar industry in the US alone.



What Sets Us Apart from the Competition?

At inception, we will cater to sci-fi fans, which will bring not only curious Escape Room enthusiasts, but also fans that wouldn't normally visit an escape room. As you can see below, these sets are completely iconic and recognizable. People will pay an entry fee simply to take pictures and experience themselves on the sets in any capacity. By incorporating them into a story, makes this a must-see for many hardcore fans.

















We will be relocating the sets we currently own to Orlando, Florida, which has over 68 million domestic visitors, including 6.5 million international visitors. This was an increase of 5.4% over the previous year. Additional cities with high tourism traffic and domestic population such as Las Vegas, Chicago, Toronto, Dallas, London, and others plan to be added in the near future, increasing income potential exponentially.



Present Shareholders and Spokespeople

Star Trek actors, Nichelle Nichols (Uhura) and Walter Koenig (Chekov) are already shareholders in Galactic Adventures. Being, huge sci-fi fans, they have agreed to promote when needed.



Nichelle Nichols   **Walter Koenig**

What Are The Costs and Income Potential?

With the first location, initial costs will include: Moving the sets, construction, building, shipping and installing puzzles, rent, utilities, signage, hiring staff, marketing & advertising, ordering merchandise, etc.

Start-up costs would be $150,000 and approximate on-going monthly costs of $45,000.

Gross income would come in the form of players. Each player would pay an entry fee of $40.00 with a minimum booking of two people. Therefore each scenario would have an even number of players with a maximum of 10 per scenario. Two scenarios will run simultaneously with 8 timeslots for each of the 2 scenarios. Potentially that gives Galactic Adventures the ability to see 160 players per day or 4,800 per month.

We are considering a 16,000 square foot storefront location, which would allow us to add a third scenario within a different genre.



Cities with the most escape games

Beijing, China	182
Shanghai, China	110
Tianjin, China	93
Chongqing, China	80
Canton, China	79
Shenyang, China	75
Singapore	75


Chengdu, China 66
Budapest 63 Top city not in Asia
Dalian, China 52
Wuhan, China 47
Moscow 46
Xi-an, China 41
London 36
Markham, Canada 36
Toronto 35
Bucharest 34
Shenzhen, China 30
Tokyo, Japan 29
Istanbul 26
Kuala Lumpur 26
Fuzhou, China 26
Athens 25
Sydney 25
Los Angeles 23 Top city in U.S.
Melbourne 23
New York 21
Scarborough, Canada 21
Paris 20
Source: Escape Room Directory, EGA China and Daisuke Yamakata

How it Works & Scenarios

Patrons are called players, as they are playing through a story-based scenario. In the case of a Galactic Adventures storyline, the crew surmises that a shape-shifting alien has stowed aboard the ship and the captain is missing. The players need to find him, find the shape-shifter and ultimately shut down his transponder, which is allowing a group of slavers and salvagers to track your ship no matter where it warps to.


You will be locked
You have only 60 minutes
Be observant
Follow the clues
Solve the riddles
Find the way out
Celebrate your success :)

Players will get locked into a starting room, discover how to open it in order to move to the next room and then the next. They have a time limit to complete the scenario before the ship is critically damaged and the mission is failed. Thus creating a frenzied, adrenaline-filled experience that beams with excitement.

Making Reservations

Using the Galactic Adventures website, customers will choose an available time for their arrival and the number of people in their party. The maximum number for any particular scenario is eight players.

During the making of their reservations, they will choose one of the two scenarios. Either save the ship from slavers and scavengers or find the antidote and transport the poisoned diplomat back to his ship to avert an intergalactic war. No matter which they choose, they are sure to have an exciting time with stories they are bound to share with their family and friends.


Escape Room
Home Rooms Groups Events FAQ Location
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Room
Tickets
Date
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2018-03-06

The Briefing & Celebrities

After checking in, groups will be lead to the bridge set where they will take their seats at one of the stations where they will be debriefed by a sci-fi celebrity either Walter Koenig

one of the stations where they will be debriefed by a sci-fi celebrity, either Walter Koenig (Chekov), Nichelle Nichols (Uhura), Marina Sirtis (Troi), or Tim Russ (Tuvok). The video will display on the large viewer screen, where one of these famous actors will describe the situation, urgency and give them a starting clue.



From there, they will be led by a GA representative to the starting room, where the timer will begin. The team will have forty-five minutes after the briefing to complete the scenario or they will fail and a devastating end will befall the ship and crew. Players can always come back and retry the scenario again, utilizing the information they obtained from their previous attempt.



The Producers' Previous Projects

Star Trek: Renegades starring Walter Koenig *(Star Trek)*, Tim Russ, *(Star Trek: Voyager)*, Sean Young *(Blade Runner)*, Edward Furlong *(Terminator II)*, Robert Picardo *(Star Trek: Voyager)*, Adrienne Wilkinson *(Xena: Warrior Princess)*.



Renegades: The Requiem starring Walter Koenig *(Star Trek)*, Nichelle Nichols *(Star Trek)*, Tim Russ *(Star Trek: Voyager)*, Corin Nemec *(Parker Lewis Can't Lose)*, Adrienne Wilkinson *(Xena: Warrior Princess)*.




Renegades: The Requiem Part 2 Trailer
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Indiegogo Pitch Video for Post Production of Parts I & II of "T...
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Cozmo's starring Drake Bell *(Disney's Drake & Josh)*, Robert Picardo *(Star Trek: Voyager)*, Ethan Phillips *(Star Trek: Voyager)*, Claudia Christian *(Babylon 5)*.


Cozmo's Trailer
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Six Gun Savior starring Eric Roberts *(Pope of Greenwich Village, Dark Knight Returns)*, *Martin Kove (Rambo, Karate Kid)*


Six Gun Savior - Official Trailer
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Why Should you Invest in Galactic Adventures, Inc.?

In a world where both kids and adults are glued to their mobile devices and other passive forms of entertainment, Galactic Adventures provides an exhilarating, tactile experience that challenges strategic skills, leadership, and team-building.

Growth potential is astronomical, as we build and open new locations throughout the nation, income will rise exponentially. Marketing will bring both escape room enthusiasts and sci-fi fans to participate in the adventure. The market is directly accessible through Facebook as well as marketing through visitor magazines and tourism sites for those traveling to Orlando. Our marketing campaigns will also be directed towards the locals, who also frequent the tourist attractions, looking for something new to experience.

There is a high probability that players will flock to the location, immediately upon opening the doors.



So join us today— the adventure of a lifetime!

Make your investment today and help us bring our incredible sci-fi immersive experience into reality. See you opening night!

Investor Q&A

— COLLAPSE ALL

What does your company do? ⌄
Interactive escape room experiences. Creating immersive games using recognizable sci-fi sets and cinematic stories where the players feel like part of the action.

Where will your company be in 5 years? ⌄
Based on the sci-fi sets we currently possess and the fanbase for films created by the producers, our goal is to to successfully open escape rooms throughout the U.S. utilizing branded films and television shows.

Why did you choose this idea? ⌄
Our team members have produced over a dozen films and television shows, a six-issue comic series, and a board game that raised over $100k with crowdfunding. With a fanbase over 50k strong, we love to create narratives and interacting with the public. Escape rooms are the perfect way to meld these things together.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago? ⌄

With only 15% of escape rooms utilizing the sci-fi genre, Galactic Adventures plans to capitalize on a niche market. A market we are presently already marketing to. The reason for the low percentage is because more expensive technology is needed for locks and puzzles to stay true to the genre. With our acquisition of these recognizable sets and the leaps in the escape room industry, now is a perfect time to launch Galactic Adventures.

How far along are you? What's your biggest obstacle? ⌄

Currently, we have procured the sets, engaged in a contract for the puzzles manufacturing and installment, as well as lined up several storefront options in Orlando. The scenarios have been written and our first round of iconic sci-fi actors are ready to record the briefing videos. We are designing new set pieces as well. Once we achieve financing, we will then begin staffing and hiring a local, Florida construction crew. We will have a limited team in Orlando handling operations until we are up and running.

Who competes with you? What do you understand that they don't? ⌄

A dozen escape rooms presently make up the Orlando market. Only one of them has a

A dozen escape rooms presently make up the Orlando market. Only one of them has a scenario with a sci-fi theme. We provide a cinematic immersive escape-room experience, with scenarios written by award-winning Hollywood writers and starring iconic sci-fi celebrities. These facts will elevate us above the competition.

How will you make money? ⌄

Based on several established escape rooms reporting between 30,000 and 50,000 patrons annually for multiple scenario storefronts, we plan to charge $40 per player based on a two-player minimum booking.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed? ⌄

Risks will essentially be marketing and word of mouth. Making certain that our puzzles and experience live up to current market expectations. Our marketing strategy will be crucial as we will be competing for tourists' limited time during their stay. Marketing to locals will also be important to bring them out to the tourist side of town. Rolling out new scenarios as well as new locations to solidify ourselves within the ever-growing market.

Escape Room Business - The escape room business is one of the fasted growing industries in the U.S. Up 10,000% over the past three years. ⌄

Escape Room Business - The escape room business is one of the fasted growing industries in the U.S. Up 10,000% over the past three years.